April 5, 2006


VIA FACSIMILE
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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549
Attention:  Sara Kalin, Esq.


 Re: Long Beach Acceptance Receivables Corp. and Long Beach Acceptance
     Receivables Corp. II Registration Statement on Form S-3 File No. 333-132202
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Ladies and Gentlemen:

      Pursuant to Rule 461 under the Securities Act of 1933, as amended, Long Beach Acceptance Receivables Corp. and Long Beach Acceptance Receivables Corp.
II. (the "Co-Registrants") hereby respectfully request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on March 3, 2006 and amended on March 31, 2006 (as amended, the "Amended Registration Statement"), such that the Amended Registration Statement becomes effective at 10:00 A.M. on Friday, April 7, 2006.

      The Co-Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Co-Registrants may not assert declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                            Very truly yours,


                            LONG BEACH ACCEPTANCE RECEIVABLES CORP.


                            By /s/ Stephen W. Prough
                               -------------------------------------------------
                               Stephen W. Prough
                               Director, President and Chairman of the Board (Principal Executive Officer)


                            LONG BEACH ACCEPTANCE RECEIVABLES CORP. II


                            By /s/ Stephen W. Prough
                               -------------------------------------------------
                               Stephen W. Prough
                               Director, President and Chairman of the Board (Principal Executive Officer)